SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of March, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.



INDIVIDUAL FINANCIAL STATEMENTS


CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2004
(UNAUDITED SUBJECT TO YEAR END AUDIT ADJUSTMENTS)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004
(Stated in thousands of Pesos and Dollars)


                                                                              US$ DLLS.
                                                      December 31,December 31,December 31,
                                                         2003        2004        2004
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$        432       6,983         626
  Accounts receivable, net .........................       4,764       8,679         778
  Due from related parties .........................   8,126,210   8,848,459     793,619
  Taxes recoverable and other assets ...............      72,838      76,384       6,851
  Inventories, net .................................           0       4,155         373
            Total current assets ...................   8,204,244   8,944,660     802,248
PROPERTY, PLANT AND EQUIPMENT, net .................     422,393     404,334      36,265
INVESTMENT IN SUBSIDIARIES .........................   7,548,373   6,732,889     603,874
OTHER ASSETS, net ..................................     935,903     773,667      69,390
            Total  assets ..........................$ 17,110,913  16,855,550   1,511,776

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .   8,277,905     106,880       9,586
  Interest payable .................................   1,435,833           0           0
  Due to related parties ...........................   5,271,481   5,527,820     495,791
  Trade accounts payable ...........................      12,990       7,374         661
  Accrued liabilities ..............................     158,544     190,140      17,054
            Total  current liabilities .............  15,156,753   5,832,214     523,092
LONG-TERM DEBT .....................................      44,685   6,066,343     544,091
LIABILITY FOR CAPITALIZATION........................           0   3,158,973     283,329
            Total long term liabilities ............      44,685   9,225,316     827,420
            Total  liabilities .....................  15,201,438  15,057,530   1,350,512
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   1,909,475   1,798,020     161,265
            Total liabilities and stockholders' equi  17,110,913  16,855,550   1,511,776

               Exchange rate: $ 11.1495

CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION
(UNAUDITED SUBJECT TO YEAR END AUDIT ADJUSTMENTS)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum. Dec   Acum. Dec
                                                                     2003        2004      US$ 2004

OPERATING ACTIVITIES:
Net income (loss) ..............................................$ -3,203,217    -159,826     -14,335
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................      13,285      13,314       1,194
       Amortization of debt issuance cost and other
           financing costs .....................................      87,462     322,761      28,948
       Loss on sale of property, plant and equipment ...........     -45,605           0           0
       Loss in subsidiaries ....................................   2,318,567     371,861      33,352
       Deferred income taxes ...................................    -256,007    -131,371     -11,783
       Other....................................................     311,901     410,876      36,852
       Total items which do not require cash....................   2,429,603     987,441      88,564
  Net resources generated from income ..........................    -773,614     827,615      74,229
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................           0      -4,155        -373
    Decrease (Increase) in current assets ......................      15,530     -76,384      -6,851
    Decrease (increase) in account receivables, net ............    -636,524    -653,326     -58,597
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................   1,119,488    -548,013     -49,151
  Resources generated by operating activities ..................    -275,120    -454,263     -40,743
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............     141,246     496,593      44,539
       Increase (Decrease) in capital ..........................           0          47           4
  Net resources generated from financing activities ............     141,246     496,640      44,544
INVESTMENT ACTIVITIES:
       Acquisition of property, plant and equipment.............     117,613           0           0
       Sale of property, plant and equipment....................           0           0           0
       Increase in deferred assets .............................      14,655     -35,826      -3,213
  Net resources applied to investing activities ................     132,268     -35,826      -3,213
INCREASE IN CASH AND CASH EQUIVALENTS ..........................      -1,606       6,551         588
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............       2,038         432          39
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$        432       6,983     US  626


* The exchange rate of 11.1495 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME
(UNAUDITED SUBJECT TO YEAR END AUDIT ADJUSTMENTS)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004


                                           Thousands of Pesos                 Thousands of Dollars
                                              4Q          4Q                      4Q          4Q
                                             2003        2004        Var         2003        2004        Var

Gain (Loss) in subsidiaries .............$-2,217,386    -235,021        -89%    -187,702     -21,079        -89%

Selling and Administrative expenses .....      3,467       1,381        -60%         293         124        -58%
     Operating income ................... -2,220,853    -236,402        -89%    -187,995     -21,203        -89%
FINANCIAL EXPENSE:
Interest expense ........................    342,639      52,427        -85%      28,987       4,702        -84%
Interest income .........................   -311,403    -313,092          1%     -26,345     -28,081          7%
Exchange (gain) loss, net ...............    153,421    -164,594     N/A          12,979     -14,762     N/A
Gain on monetary position ...............   -100,262    -111,831         12%      -8,482     -10,030         18%
  Total financial expense ...............     84,395    -537,090     N/A           7,139     -48,171     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............    104,588    -403,492     N/A           8,848     -36,189     N/A
  Total other income (expense) ..........    104,588    -403,492     N/A           8,848     -36,189     N/A
  Income (loss) before income and asset t -2,200,660    -102,804        -95%    -186,286      -9,221        -95%
Provisions for income and asset taxes ...    -70,829     -76,738          8%      -5,992      -6,883         15%
Provision for deferred income taxes .....   -226,453     -41,997        -81%     -19,158      -3,767        -80%
  Net income after taxes ................ -1,903,378      15,931       -101%    -161,136       1,429       -101%
Special items ...........................          0    -608,044   	0            0     -54,536   	    0
Net income ..............................$-1,903,378     623,975     N/A        -161,136      55,965     N/A


CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME
(UNAUDITED SUBJECT TO YEAR END AUDIT ADJUSTMENTS)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2003        2004        Var         2003        2004        Var

Gain (Loss) in subsidiaries .............$-2,318,567    -371,861        -84%    -196,488     -33,019        -83%

Selling and Administrative expenses .....      5,526       7,797         41%         472         672         42%
     Operating income ................... -2,324,093    -379,658        -84%    -196,960     -33,691        -83%
FINANCIAL EXPENSE:
Interest expense ........................  1,288,566   1,670,924         30%     110,684     143,349         30%
Interest income ......................... -1,080,953  -1,220,681         13%     -92,842    -105,650         14%
Exchange (gain) loss, net ...............    555,101     -52,724     N/A          46,629      -5,719     N/A
Gain on monetary position ...............   -214,702    -274,495         28%     -18,264     -24,127         32%
  Total financial expense ...............    548,012     123,024        -78%      46,207       7,853        -83%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -571,831    -396,559        -31%     -49,422     -35,586        -28%
  Total other income (expense) ..........   -571,831    -396,559        -31%     -49,422     -35,586        -28%
  Income (loss) before income and asset t -3,443,936    -899,241        -74%    -292,589     -77,130        -74%
Provisions for income and asset taxes ...     15,288           0       -100%       1,481           0       -100%
Provision for deferred income taxes .....   -256,007    -131,371        -49%     -21,947     -11,721        -47%
  Net income after taxes ................ -3,203,217    -767,870        -76%    -272,123     -65,409        -76%
Special items ...........................          0    -608,044           0           0     -54,536          0
Net income ..............................$-3,203,217    -159,826        -95%    -272,123     -10,873        -96%


CORPORACION DURANGO, S.A. DE C.V.
NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS
(UNAUDITED SUBJECT TO YEAR END AUDIT ADJUSTMENTS)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004


  Note 1 - The above balance sheet, income statement and cash flow statement are unaudited and have been prepared in accordance with Mexican GAAP. Notes to the financial financials will be prepared and included in the audited annual financial statements.



PARTIALLY CONSOLIDATED FINANCIAL STATEMENTS


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2004
(UNAUDITED SUBJECT TO YEAR END AUDIT ADJUSTMENTS)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31,December 31,December 31,
                                                         2003        2004        2004

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    560,633     766,917      68,785
  Accounts receivable, net .........................   1,290,508   1,389,292     124,606
  Taxes recoverable and other assets ...............     109,147      89,744       8,049
  Inventories, net .................................     792,835     705,913      63,313
  Prepaid expenses .................................       5,114       1,852         166
            Total current assets ...................   2,758,237   2,953,718     264,919
PROPERTY, PLANT AND EQUIPMENT, net .................   8,206,347   7,992,020     716,805
INVESTMENT IN SUBSIDIARIES .........................   4,329,196   3,910,255     350,711
OTHER ASSETS, net ..................................     492,340     285,217      25,581
            Total  assets ..........................$ 15,786,120  15,141,210   1,358,017

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .   8,327,590     146,524      13,142
  Interest payable .................................   1,442,033       2,363         212
  Trade accounts payable ...........................     475,129     338,409      30,352
  Notes payable ....................................      42,234      36,966       3,315
  Accrued liabilities ..............................   1,757,429   2,081,076     186,652
  Employee profit-sharing ..........................       1,800         582          52
            Total  current liabilities .............  12,046,215   2,605,920     233,725
LONG-TERM DEBT .....................................     244,179   6,221,765     558,031
LIABILITY FOR CAPITALIZATION........................           0   3,158,973     283,329
LONG-TERM NOTES PAYABLE ............................      49,259      46,842       4,201
DEFERRED TAXES......................................   1,283,221     980,171      87,912
LIABILITY FOR EMPLOYEE BENEFITS.....................     205,207     301,601      27,051
            Total long term liabilities ............   1,781,866  10,709,352     960,523
            Total  liabilities .....................  13,828,081  13,315,272   1,194,248
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,928,723   1,798,020     161,265
  Minority interest ................................      29,316      27,918       2,504
            Total stockholders' equity .............   1,958,039   1,825,938     163,769
            Total liabilities and stockholders' equi  15,786,120  15,141,210   1,358,017

               Exchange rate: $ 11.1495

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
(UNAUDITED SUBJECT TO YEAR END AUDIT ADJUSTMENTS)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum. Dec   Acum. Dec
                                                                     2003        2004      US$ 2004

OPERATING ACTIVITIES:
Net income (loss) ..............................................$ -1,004,638     -52,193      -4,681
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     263,344     269,210      24,145
       Amortization of debt issuance cost and other
           financing costs .....................................      89,834     322,761      28,948
       Loss on sale of property, plant and equipment ...........       1,764      14,303       1,283
       Impairment of long-lived assets .........................     513,134           0           0
       Deferred income taxes ...................................    -510,113    -267,078     -23,954
       Other....................................................    -271,671    -186,979     -16,770
       Total items which do not require cash....................      86,292     152,217      13,652
  Net resources generated from income ..........................    -918,346     100,024       8,971
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................       9,657      86,922       7,796
    Decrease (Increase) in current assets ......................     -72,178      22,665       2,033
    Decrease (increase) in account receivables, net ............     117,062      77,601       6,960
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................   1,850,736    -830,113     -74,453
  Resources generated by continued operating  ..................     986,931    -542,901     -48,693
  Assets and liabilities discontinued ..........................      29,578           0           0
  Resources generated by operating activities ..................   1,016,509    -542,901     -48,693
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............     161,353     923,381      82,818
       Increase (Decrease) in capital ..........................           0          47           4
  Net resources generated from financing activities ............     161,353     923,428      82,822
INVESTMENT ACTIVITIES:
       Acquisition of property, plant and equipment.............     -78,891    -129,731     -11,636
       Sale of property, plant and equipment....................      77,055      13,443       1,206
       Revenues from sale of discontinued operations ...........    -790,307           0           0
       Increase in deferred assets .............................      13,004     -57,955      -5,198
  Net resources applied to investing activities ................    -779,139    -174,243     -15,628
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     398,723     206,284      18,502
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     161,910     560,633      50,283
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    560,633     766,917   US 68,785


* The exchange rate of 11.1495 was used for translation purposes.


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(UNAUDITED SUBJECT TO YEAR END AUDIT ADJUSTMENTS)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004


                                           Thousands of Pesos                 Thousands of Dollars
                                              4Q          4Q                      4Q          4Q
                                             2003        2004        Var         2003        2004        Var

NET SALES ...............................$ 1,115,784   1,244,686         12%      94,395     111,636         18%
COST OF SALES ...........................    890,458   1,003,497         13%      75,332      90,004         19%
     Gross profit........................    225,326     241,189          7%      19,063      21,632         13%

     Selling and Administrative expenses     143,559     134,290         -6%      12,145      12,044         -1%
     Operating income ...................     81,767     106,899         31%       6,918       9,588         39%
FINANCIAL EXPENSE:
Interest expense ........................    236,901      60,275        -75%      20,042       5,406        -73%
Interest income .........................     -9,024     -28,659        218%        -763      -2,570        237%
Exchange (gain) loss, net ...............    235,350    -228,074     N/A          19,911     -20,456     N/A
Gain on monetary position ...............   -159,296    -194,165         22%     -13,476     -17,415         29%
  Total financial expense ...............    303,931    -390,623     N/A          25,714     -35,035     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -402,010    -443,207         10%     -34,010     -39,751         17%
  Total other income (expense) ..........   -402,010    -443,207         10%     -34,010     -39,751         17%
  Income (loss) before income and asset t   -624,174      54,315     N/A         -52,806       4,872     N/A
Provisions for income and asset taxes ...    -85,558     -91,073          6%      -7,238      -8,168         13%
Provision for deferred income taxes .....   -452,923    -157,718        -65%     -38,317     -14,146        -63%
  Net income after taxes ................    -85,693     303,106     N/A          -7,251      27,186     N/A
Special items ...........................          0    -608,044   	0            0     -54,536   	    0
Impairment ..............................    513,134           0     N/A          43,411           0     N/A
Discontinued operations .................        450           0       -100%          38           0       -100%
Net income before minority interest......$  -599,277     911,150     N/A         -50,700      81,722     N/A
  Minority interest......................    -12,762         766     N/A          -1,081          70     N/A
  Majority net income....................$  -586,515     910,384     N/A         -49,619      81,652     N/A


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(UNAUDITED SUBJECT TO YEAR END AUDIT ADJUSTMENTS)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2003        2004        Var         2003        2004        Var

NET SALES ...............................$ 4,381,578   4,653,848          6%     376,829     403,110          7%
COST OF SALES ...........................  3,509,004   3,733,532          6%     301,814     323,412          7%
     Gross profit........................    872,574     920,316          5%      75,015      79,698          6%

     Selling and Administrative expenses     504,766     506,082          0%      43,382      43,855          1%
     Operating income ...................    367,808     414,234         13%      31,633      35,843         13%
FINANCIAL EXPENSE:
Interest expense ........................  1,170,037   1,538,894         32%     100,746     132,120         31%
Interest income .........................    -53,592     -73,355         37%      -4,601      -6,387         39%
Exchange (gain) loss, net ...............    850,167     -72,653     N/A          71,408      -7,940     N/A
Gain on monetary position ...............   -382,109    -526,559         38%     -32,478     -46,103         42%
  Total financial expense ...............  1,584,503     866,327        -45%     135,075      71,690        -47%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -100,649    -467,417        364%      -9,274     -41,797        351%
  Total other income (expense) ..........   -100,649    -467,417        364%      -9,274     -41,797        351%
  Income (loss) before income and asset t  -1,317,34    -919,510        -30%    -112,716     -77,644        -31%
Provisions for income and asset taxes ...     34,522       7,805        -77%       2,987         349        -88%
Provision for deferred income taxes .....   -510,113    -267,078        -48%     -43,492     -23,572        -46%
  Net income after taxes ................   -841,753    -660,237        -22%     -72,211     -54,421        -25%
Special items ...........................          0    -608,044   	 0             0     -54,536   	       0
Impairment ..............................    513,134           0       -100%      43,411           0       -100%
Discontinued operations .................   -350,249           0       -100%     -30,057           0       -100%
Net income before minority interest......$-1,004,638  	 -52,193        -95%     -85,565         115       -100%
  Minority interest......................     -7,391      -2,005        -73%        -623        -166        -73%
  Majority net income....................$  -997,247     -50,188        -95%     -84,942         281       -100%


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
NOTES TO THE PARTIALLY CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED SUBJECT TO YEAR END AUDIT ADJUSTMENTS)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2004


  Note 1 - The above balance sheet, income statement and cash flow statement are unaudited and have been prepared in accordance with Mexican GAAP. Notes to the financial financials will be prepared and included in the audited annual financial statements.





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  March 4, 2005		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer